EXHIBIT 99.1

ANOTHER YEAR OF STRONG PERFORMANCE, ALL 2024 TARGETS EXCEEDED.
FURTHER GROWTH IN 2025.

•Net revenues of Euro 6,677 million, up 11.8% versus prior year, with total shipments of 13,752 units
•Operating profit (EBIT)(1) of Euro 1,888 million, up 16.7% versus prior year, with Operating profit (EBIT) margin of 28.3%
•Net profit of Euro 1,526 million and diluted EPS at Euro 8.46
•EBITDA(1) of Euro 2,555 million, up 12.1% versus prior year, with EBITDA margin of 38.3%
•Industrial free cash flow(1) generation of Euro 1,027 million
•Capital Markets Day on October 9, 2025 in Maranello

“Quality of revenues over volumes: I believe this best explains our outstanding financial results in 2024, thanks to a strong product mix and a growing demand for personalizations. On these solid foundations, we expect further robust growth in 2025, that will allow us to reach one year in advance the high-end of most of our profitability targets for 2026” said Benedetto Vigna, CEO of Ferrari. “Last year's results reflect a great teamwork that involved all our Company’s souls. This teamwork was also visible in a very competitive racing season. The will to progress that has always characterized Ferrari has led to innovation in our infrastructure, with the inauguration of the e-building; in our products, best highlighted by the new supercar, the Ferrari F80; and in R&D, with the new E-Cells Lab that will further strengthen our electrochemical knowledge to prepare us for the future. And we will reveal more of our future on 9 October at our Capital Markets Day.”

For the three months ended				(In Euro million,	For the twelve months ended
December 31,				unless otherwise stated)	December 31,
2024	2023	Change			2024	2023	Change
3,325	3,245	80	2%	Shipments (units)	13,752	13,663	89	1%
1,736	1,523	213	14%	Net revenues	6,677	5,970	707	12%
468	372	96	26%	Operating profit (EBIT)	1,888	1,617	271	17%
27.0%	24.4%	260 bps		Operating profit (EBIT) margin	28.3%	27.1%	120 bps
386	294	92	31%	Net profit	1,526	1,257	269	21%
2.14	1.63	0.51	31%	Basic EPS (in Euro)	8.47	6.91	1.56	23%
2.14	1.62	0.52	32%	Diluted EPS (in Euro)	8.46	6.90	1.56	23%
643	558	85	15%	EBITDA	2,555	2,279	276	12%
37.0%	36.7%	30 bps		EBITDA margin	38.3%	38.2%	10 bps

1The term EBIT is used as a synonym for Operating profit. Adjusted metrics equaled the reported ones, since there were no adjustments impacting EBITDA, EBITDA margin, EBIT, EBIT margin, Net profit, Basic EPS and Diluted EPS in the periods presented. Refer to specific paragraph on non-GAAP financial measures.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Maranello (Italy), February 4, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary unaudited results(2) for the fourth quarter and twelve months ended December 31, 2024.

Shipments(3)(4)

For the three months ended				Shipments	For the twelve months ended
December 31,				(units)	December 31,
2024	2023	Change			2024	2023	Change
1,550	1,493	57	4%	EMEA	6,204	6,063	141	2%
955	884	71	8%	Americas(5)	4,003	3,811	192	5%
286	360	(74)	(21%)	Mainland China, Hong Kong and Taiwan(6)	1,162	1,490	(328)	(22%)
534	508	26	5%	Rest of APAC	2,383	2,299	84	4%
3,325	3,245	80	2%	Total Shipments	13,752	13,663	89	1%

Shipments totaled 13,752 units in 2024, up 0.7% versus the prior year.
The geographic breakdown reflects the Company’s allocation strategy to preserve the brand’s exclusivity. In the year, EMEA was up 141 units, Americas increased by 192 units, Mainland China, Hong Kong and Taiwan decreased by 328 units and Rest of APAC increased by 84 units.
The increase in deliveries during the year was driven by the Ferrari Purosangue, the Roma Spider and the 296 GTS. Shipments of the SF90 XX family and 12Cilindri commenced in the second part of the year, while the deliveries of the 812 Competizione A decreased, approaching the end of lifecycle. Throughout the year, the Portofino M, the SF90 Stradale, the 812 GTS, the 812 Competizione and the Roma phased out. The shipments of the Daytona SP3 increased versus the prior year, in line with plans.
The products delivered in the year included ten internal combustion engine (ICE) models and six hybrid engine models, which represented 49% and 51% of total shipments, respectively.

2    These results have been prepared in accordance with the IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as well as IFRS Accounting Standards as adopted by the European Union
3    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars
4    EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait), Africa and European markets not separately identified; Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia
5    Of which 839 units in Q4 2024 (+74 units or +9.7% vs Q4 2023) and 3,452 units in FY 2024 (+190 units or +5.8% vs FY 2023) in the United States of America
6    Of which 181 units in Q4 2024 (-111 units or -38.0% vs Q4 2023) and 814 units in FY 2024 (-407 units or -33.3% vs FY 2023) in Mainland China

Total net revenues

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
		Change					Change
2024	2023	at constant			2024	2023	at constant
		currency					currency
1,472	1,289	14%	16%	Cars and spare parts(7)	5,728	5,119	12%	14%
183	150	22%	22%	Sponsorship, commercial and brand(8)	670	572	17%	18%
81	84	(4%)	(4%)	Other(9)	279	279	-	-
1,736	1,523	14%	15%	Total net revenues	6,677	5,970	12%	13%

Net revenues for 2024 were Euro 6,677 million, up 11.8% or 13.4% at constant currency(1).
Revenues from Cars and spare parts were Euro 5,728 million (up 11.9% or 13.7% at constant currency), thanks to a richer product and country mix as well as increased personalizations.
Sponsorship, commercial and brand revenues reached Euro 670 million, up 17.1% or 17.6% at constant currency mainly attributable to new sponsorships and lifestyle activities.
Other was flat, with higher revenues from financial services, offset by the decreased contribution from the Maserati contract, which expired in 2023.
Currency – including translation and transaction impacts as well as foreign currency hedges – had a negative net impact of Euro 85 million, mostly related to the US Dollar, Japanese Yen and Chinese Yuan.

7     Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts
8     Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income
9     Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and from the sale of engines to Maserati. Starting from 2024, residual net revenues generated from the sale of engines are presented within other net revenues as a result of the expiration of the supply contract with Maserati in December 2023. As a result, net revenues generated from engines of Euro 39 million for the three months ended December 31, 2023 and Euro 127 million for the twelve months ended December 31, 2023, that were previously presented as “Engines” net revenues, have been presented within “Other” net revenues to conform to the current presentation.

EBITDA and Operating profit (EBIT)

For the three months ended				(Euro million)			For the twelve months ended
December 31,				December 31,
		Change					Change
2024	2023	at constant			2024	2023	at constant
		currency					currency
643	558	15%	19%	EBITDA	2,555	2,279	12%	16%
468	372	26%	32%	Operating profit (EBIT)	1,888	1,617	17%	23%

2024 EBITDA reached Euro 2,555 million, up 12.1% versus the prior year and with an EBITDA margin of 38.3%.
2024 Operating profit (EBIT) was Euro 1,888 million, increased 16.7% versus the prior year and with an Operating profit (EBIT) margin of 28.3%.
The Mix / price variance performance was very strong and positive for Euro 386 million, mainly reflecting the enrichment of the product mix, sustained by the deliveries of the Daytona SP3 and a few units of the 499P Modificata, increased personalizations and the positive country mix driven by Americas.
Industrial costs / research and development expenses increased Euro 19 million, primarily due to higher racing and innovation expenses, partially offset by lower depreciation and amortization, in line with the phase out of certain models.
SG&A grew Euro 92 million mainly reflecting the continuous initiatives for software, digital infrastructure and organizational development, as well as brand investments.
Other changes were positive for Euro 71 million, mainly thanks to new sponsorships and lifestyle activities, partially offset by higher costs due to the better 2024 Formula 1 season ranking.

Net financial income in the year was Euro 1 million, compared to net financial charges of Euro 15 million of the prior year, primarily driven by positive net foreign exchange impact and higher interest on the Group’s cash balance.
The effective tax rate(10) in the year was 19.2%, mainly reflecting the estimate of the benefit attributable to the Patent Box and tax incentives for eligible research and development costs and investments.
As a result, the Net profit for the year was Euro 1,526 million, up 21.3% versus the prior year, and the diluted earnings per share for the year reached Euro 8.46, compared to Euro 6.90 in 2023.
Industrial free cash flow in the year was very strong at Euro 1,027 million, driven by the increased EBITDA, partially offset by a negative change in working capital, provisions and other for Euro 100 million, capital expenditures(11) of Euro 989 million and taxes paid for Euro 400 million.
Net Industrial Debt(1) as of December 31, 2024 was Euro 180 million, compared to Euro 99 million as of December 31, 2023. This also reflected a total shareholders’ reward amounting to Euro 1,021 million, of which share repurchases accounted for Euro 581 million and dividends distribution(12) for Euro 440 million, and substantially aligned with the industrial free cash flow generation of the year. As of December 31, 2024, total available liquidity was Euro 2,292 million (Euro 1,722 million as of December 31, 2023), including undrawn committed credit lines of Euro 550 million.

10     The effective tax rate benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets. The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets and allows for a transitional period where both regimes coexist.
11     Capital expenditures excluding right-of-use assets recognized during the period in accordance with IFRS 16 – Leases
12     Excluding dividend distribution to non-controlling interest (NCI)

2025 guidance, based on the following assumptions for the year and the current custom duties framework:
•Positive product and country mix, along with strong personalizations
•Improved contribution from racing activities, reflecting higher sponsorships as well as commercial revenues linked to the better Formula 1 ranking achieved in 2024
•Lifestyle activities to expand its revenues growth rate, while investing to accelerate development and enlarge the network
•Continuous brand investments, higher racing and digital transformation expenses
•Increased costs implied by the ongoing supply chain challenges
•Higher effective tax rate in connection to the change of the Patent Box regime
•Robust Industrial free cash flow generation driven by strong profitability, partially offset by capital expenditures more contained versus prior year

(€B, unless otherwise stated)	2024	2025 GUIDANCE	Growth vs 2024
NET REVENUES	6.7	>7.0	≥5%
ADJ. EBITDA (margin %)	2.56 38.3%	≥2.68 ≥38.3%	≥5%
ADJ. OPERATING PROFIT (EBIT) (margin %)	1.89 28.3%	≥2.03 ≥29.0%	≥7%
ADJ. DILUTED EPS (€)	8.46(13)	≥8.60(13)	≥2%
INDUSTRIAL FCF	1.03	≥1.20	≥17%

Q4 2024 highlights:
•    On November 7, 2024 Ferrari announced that Ferrari S.p.A. has signed a multiyear partnership agreement with IBM. Under this agreement, effective from January 1, 2025, IBM is Premium Partner of Scuderia Ferrari and the Scuderia Ferrari Driver Academy.
•The fifth tranche of the multi-year share repurchase program was completed on November 26, 2024. Ferrari announced its intention to continue with a sixth tranche of up to Euro 150 million to be executed from December 6, 2024 and to end no later than February 20, 2025.
•On December 10, 2024 Ferrari N.V. announced a multi-year agreement starting from 2026 with Andretti Formula Racing LLC, regarding the supply of power units and gearboxes to the racing team led by TWG Global and General Motors, subject to Andretti Formula Racing LLC receiving written confirmation from the FIA – F1 that its entry to the 2026 FIA Formula One Championship has been accepted and approved.
•In December, Ferrari received the confirmation of the Equal-Salary Certification at global level for providing equal pay to men and women with the same qualifications and positions in the Company. In addition to that, Ferrari S.p.A. received the gender equality certification issued under Italian UNI/PDR 125:2022.

13     Calculated using the weighted average diluted number of common shares as of December 31, 2024 (179,992 thousand)

Subsequent events:
•Under the sixth tranche of the new multi-year common share repurchase program announced on September 30, 2022, from January 1, 2025 to January 31, 2025 the Company purchased 161,276 common shares for a total consideration of Euro 66.6 million. At January 31, 2025 the Company held in treasury an aggregate of 15,040,444 common shares equal to 5.85% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles. From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.
Forward Looking Statements
This document, and in particular the section entitled “2025 Guidance”, contain forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the success of the Group’s racing activities; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume and controlled growth strategy, while increasing its presence in growth market countries; changes in general economic conditions (including changes in the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation, as well as trading policies and tariffs; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the ability of its current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls, and liability claims; the sponsorship and commercial revenues and expenses of the Group’s racing activities, as well as the popularity of motor sports more broadly; the performance of the Group’s lifestyle activities; the

Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its clients and dealers, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 241053
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 241395
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2024	2023		2024	2023
277	316	Capital expenditures	989	869
124	125	of which capitalized development costs(14) (A)	476	448
162	158	Research and development costs expensed (B)	563	539
286	283	Total research and development (A+B)	1,039	987
84	95	Amortization of capitalized development costs (C)	331	343
246	253	Research and development costs as recognized in the consolidated income statement (B+C)	894	882

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.
Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.
We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.
Certain totals in the tables included in this document may not add due to rounding.

14     Capitalized as intangible assets

Key performance metrics and reconciliations of NON-GAAP financial measures

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2024	2023		2024	2023
1,736	1,523	Net revenues	6,677	5,970
865	780	Cost of sales	3,330	2,996
159	117	Selling, general and administrative costs	561	463
246	253	Research and development costs	894	882
-	3	Other expenses/(income), net	12	18
2	2	Results from investments	8	6
468	372	Operating profit (EBIT)	1,888	1,617
(4)	5	Financial expenses/(income), net	(1)	15
472	367	Profit before taxes	1,889	1,602
86	73	Income tax expenses	363	345
18.4%	19.9%	Effective tax rate	19.2%	21.5%
386	294	Net profit	1,526	1,257
2.14	1.63	Basic EPS (€)	8.47	6.91
2.14	1.62	Diluted EPS (€)	8.46	6.90
643	558	EBITDA	2,555	2,279
634	548	of which EBITDA (Industrial activities only)	2,516	2,243

Total net revenues, EBITDA and Operating profit (EBIT) at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
	2024			2024
2024	at constant		2024	at constant
	currency			currency
1,472	1,471	Cars and spare parts	5,728	5,749
183	183	Sponsorship, commercial and brand	670	669
81	80	Other	279	279
1,736	1,734	Total net revenues	6,677	6,697

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
	2024			2024
2024	at constant		2024	at constant
	currency			currency
643	642	EBITDA	2,555	2,572
468	467	Operating profit (EBIT)	1,888	1,905

EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2024	2023	Change		2024	2023	Change
386	294	92	Net profit	1,526	1,257	269
86	73	13	Income tax expense	363	345	18
(4)	5	9	Financial expenses/(income), net	(1)	15	16
175	186	(11)	Amortization and depreciation	667	662	5
643	558	85	EBITDA	2,555	2,279	276
-	-	-	Adjustments	-	-	-
643	558	85	Adjusted EBITDA	2,555	2,279	276

“Adjusted Operating profit” or Adjusted Earnings Before Interest and Taxes or “Adjusted EBIT” represents Operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2024	2023	Change		2024	2023	Change
468	372	96	Operating profit (EBIT)	1,888	1,617	271
-	-	-	Adjustments	-	-	-
468	372	96	Adjusted Operating profit (EBIT)	1,888	1,617	271

Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2024	2023	Change		2024	2023	Change
386	294	92	Net profit	1,526	1,257	269
-	-	-	Adjustments	-	-	-
386	294	92	Adjusted net profit	1,526	1,257	269

Basic and diluted EPS(15) are determined as per the table here below. Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended		(Euro million, unless otherwise stated)		For the twelve months ended
December 31,				December 31,
2024	2023	Change		2024	2023	Change
385	293	92	Net profit attributable to the owners of the Company	1,522	1,252	270
179,190	180,592		Weighted average number of common shares (thousand)	179,743	181,220
2.14	1.63	0.51	Basic EPS (in Euro)	8.47	6.91	1.56
-	-	-	Adjustments	-	-	-
2.14	1.63	0.51	Adjusted basic EPS (in Euro)	8.47	6.91	1.56
179,439	180,883		Weighted average number of common shares for diluted earnings per common share (thousand)	179,992	181,511
2.14	1.62	0.52	Diluted EPS (in Euro)	8.46	6.90	1.56
-	-	-	Adjustments	-	-	-
2.14	1.62	0.52	Adjusted diluted EPS (in Euro)	8.46	6.90	1.56

15     For the three and twelve months ended December 31, 2024 and 2023 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested)

Net Industrial (Debt)/Cash, defined as total Debt less Cash and Cash Equivalents (Net (Debt)/Cash), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net (Debt)/Cash of Financial Services Activities). Net Debt of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Net Debt of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

(Euro million)	Dec. 31, 2024	Sept. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023
Debt	(3,352)	(3,096)	(3,129)	(2,623)	(2,477)
of which leased liabilities as per IFRS 16	(126)	(131)	(126)	(117)	(73)
Cash and Cash Equivalents	1,742	1,529	1,332	1,366	1,122
Net (Debt)/Cash	(1,610)	(1,567)	(1,797)	(1,257)	(1,355)
Net (Debt)/Cash of Financial Services Activities	(1,430)	(1,321)	(1,356)	(1,295)	(1,256)
Net Industrial (Debt)/Cash	(180)	(246)	(441)	38	(99)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures of our financial services activities.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2024	2023		2024	2023
494	527	Cash flow from operating activities	1,927	1,717
(277)	(316)	Investments in property, plant and equipment and intangible assets	(989)	(869)
217	211	Free Cash Flow	938	848
(4)	(13)	Free Cash Flow from Financial Services Activities	(89)	(84)
221	224	Free Cash Flow from Industrial Activities	1,027	932

On February 4, 2025, at 3:00 p.m. CET, management will hold a conference call to present the 2024 results to financial analysts and institutional investors. Please note that registering in advance is required to access the conference call details. The call can be followed live and a recording will subsequently be available on the Group’s website https://www.ferrari.com/en-EN/corporate/investors. The supporting document will be made available on the website prior to the call.